Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
The Toro Company:

We consent to incorporation by reference in the Registration Statements (Nos. 333-135033, 333-119504, 333-119506, and 333-100004 as amended by Post-Effective Amendment No. 1) on Form S-8 of The Toro Company, of our report dated June 23, 2006, relating to the statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2005 and for the year then ended, which report appears in the December 31, 2005 annual report on Form 11-K of The Toro Company Investment, Savings, and Employee Stock Ownership Plan.

/s/ KPMG LLP

Minneapolis, Minnesota
June 28, 2006